Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

ENTOURAGE MINING UPDATES ON SMEATON LAKE PROPERTY DUE DILIGENCE

VANCOUVER, Canada, December 22, 2005 - Entourage Mining Ltd. (the “Company”) (OTC BB: ETGMF) announces that it has completed some of its initial due diligence on the Smeaton Lake Properties (described in its news release dated October 20, 2005 as the Smeaton/Forte a la Corne Property).

James P. Turner, P. Geo. and a qualified person as that term is defined in National Instrument 43-101, has completed a 10 day due diligence trip to the Smeaton Lake Properties and has reviewed the contents of this news release. Mr. Turner has reviewed the results of a $675,000 airborne geophysics survey (available on the Company website) conducted by 101047025 Saskatchewan Ltd. He also reviewed the claim status and planned ground geophysics and diamond drilling. A summary of his conclusion follows:

“The airborne geophysics covered the entire claim group. H. David MacLean, P. Geoph. a geophysicist has identified several anomalies that have a likelihood of being caused by a kimberlite or kimberlitic material. These anomalies cover claims that will be kept in good standing. Assessment work including ground geophysics and drilling will commence shortly. I anticipate claims that do not have a geophysical expression deemed to be caused by kimberlite or kimberlitic material will be allowed to lapse.” Mr. MacLean has informed the Company that a minimum of 20 potential targets have been identified by the airborne geophysics survey.

The Company has been advised, pursuant to the Mineral Disposition Amendment Regulations (Saskatchewan), that 185 claims comprising 45,056 hectares with an effective date of August 1, 2003 have been allowed to lapse and have been offered by claim lottery by the Government of Saskatchewan. The Company will not enter the lottery for these claims as the aforementioned airborne geophysics survey indicates these claims do not have sufficient mineral potential. An additional 111 claims comprising 29,054 hectares with an effective date of August 1, 2003, have also been allowed to lapse for insufficient mineral potential; 101047025 Saskatchewan Limited has informed the Company that 24 claims covering 5,353 hectares with an August 1, 2003 effective date, have had the $12 assessment per hectare fee paid as the airborne survey indicated possible kimberlitic mineralisation.

Furthermore, the airborne survey has determined that there was insufficient mineral potential on 104 claims (26,210 hectares) with an effective date of August 27, 2003 and 11 claims (1,168 hectares) with an effective September 2, 2003 and these claims have been allowed to lapse. Of the 152 claims (72,923 hectares) with an effective date of October 1, 2003, approximately 3,500 hectares have indicated mineral potential and will be kept in good standing. The Company will not enter into lotteries for any of the lapsed claims since there is not sufficient mineral potential. “This pattern of allowing claims to lapse, because of insufficient mineral potential, is common practice in diamond exploration”, states Paul Shatzko, former chairman of Mountain Province Diamonds.

Telephone: 604-669-4367	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com

Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

The Company’s due diligence on the Smeaton Lake Properties continues and the Company has informed the CMKM Task Force and 101047025 Saskatchewan Ltd. that the shares to complete the Smeaton Lake Property acquisition will not be issued until completion of the due diligence.

ON BEHALF OF THE BOARD OF DIRECTORS

“Paul Shatzko"

Paul Shatzko, Director

Forward-Looking Statements:

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

For more information contact Craig Doctor at 604-278-4656 or visit the Company website at www.entouragemining.com.

Contact: Entourage Mining Ltd
Craig Doctor (604) 278-4656
craig@entouragemining.com

Telephone: 604-669-4367	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com